Exhibit 99.6

CONSOLIDATED BALANCE SHEETS

		As at
(UNAUDITED) (Cdn$000s)	Notes	June 30, 2013	December 31, 2012
ASSETS
Accounts receivable		337,345	301,770
Prepaids and deposits		6,978	8,484
Derivative asset	20	5,911	19,457
Total current assets		350,234	329,711
Long-term investments	4	75,997	84,906
Derivative asset	20	59,300	42,241
Other long-term assets	5	30,262	22,232
Exploration and evaluation	6, 7	881,916	1,080,757
Property, plant and equipment	7, 8	10,707,846	10,319,868
Goodwill	9	251,919	251,919
Total assets		12,357,474	12,131,634
LIABILITIES
Accounts payable and accrued liabilities		620,071	655,191
Cash dividends payable		27,869	27,880
Derivative liability	20	57,150	15,349
Total current liabilities		705,090	698,420
Long-term debt	10	1,648,799	1,474,589
Derivative liability	20	4,671	8,483
Long-term compensation liability	18	1,905	1,931
Decommissioning liability	11	506,101	502,432
Deferred income tax		830,324	792,665
Total liabilities		3,696,890	3,478,520
SHAREHOLDERS’ EQUITY
Shareholders’ capital	12	11,725,218	11,307,470
Contributed surplus		80,690	102,755
Deficit	13	(3,220,005)	(2,755,832)
Accumulated other comprehensive income (loss)		74,681	(1,279)
Total shareholders’ equity		8,660,584	8,653,114
Total liabilities and shareholders’ equity		12,357,474	12,131,634

See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended June 30		Six months ended June 30
(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	2013	2012	2013	2012
REVENUE AND OTHER INCOME
Oil and gas sales		845,270	642,857	1,636,982	1,309,418
Royalties		(140,925)	(101,626)	(289,912)	(215,064)
Oil and gas revenue		704,345	541,231	1,347,070	1,094,354
Derivative gains (losses)	15, 20	35,182	362,404	(47,432)	247,997
Other loss	16	(13,338)	(42,895)	(9,678)	(46,585)
		726,189	860,740	1,289,960	1,295,766
EXPENSES
Operating		129,014	98,101	256,845	184,454
Transportation		24,303	18,604	45,761	34,110
General and administrative		19,231	17,118	36,601	28,901
Interest on long-term debt		19,803	18,463	38,576	34,326
Foreign exchange loss	17	35,664	18,739	50,225	11,867
Share-based compensation	18	8,107	7,940	25,420	25,560
Depletion, depreciation and amortization	6, 8	365,015	297,143	720,445	591,918
Accretion on decommissioning liability		3,321	2,780	6,465	5,152
		604,458	478,888	1,180,338	916,288
Net income before tax		121,731	381,852	109,622	379,478

Tax expense (recovery)
Current		(5)	(141)	(5)	(141)
Deferred		49,404	94,563	38,907	96,077
Net income		72,332	287,430	70,720	283,542

Other comprehensive income
Foreign currency translation of foreign operations		49,431	5,974	75,960	1,425
Comprehensive income		121,763	293,404	146,680	284,967

Net income per share	19
Basic		0.19	0.89	0.19	0.92
Diluted		0.19	0.89	0.18	0.91

See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$000s)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
December 31, 2012		11,307,470	102,755	(2,755,832)	(1,279)	8,653,114
Issued pursuant to the DRIP (1)	12	302,154				302,154
To be issued pursuant to the DRIP (1)	12	60,933				60,933
Redemption of restricted shares	12	55,054	(55,322)	6		(262)
Share issue costs, net of tax		(393)				(393)
Share-based compensation	18		33,328			33,328
Forfeit of restricted shares	18		(71)			(71)
Net income				70,720		70,720
Dividends ($1.38 per share)				(534,899)		(534,899)
Foreign currency translation adjustment					75,960	75,960
June 30, 2013		11,725,218	80,690	(3,220,005)	74,681	8,660,584

December 31, 2011		7,746,408	126,034	(2,023,751)	7,865	5,856,556
Issued for cash		604,155				604,155
Issued on capital acquisitions		919,351				919,351
Issued pursuant to the DRIP (1)		216,109				216,109
To be issued pursuant to the DRIP (1)		47,062				47,062
Redemption of restricted shares		55,787	(57,306)			(1,519)
Share issue costs, net of tax		(18,665)				(18,665)
Share-based compensation			36,266			36,266
Forfeit of restricted shares			567			567
Net income				283,542		283,542
Dividends ($1.38 per share)				(435,769)		(435,769)
Foreign currency translation adjustment					1,425	1,425
June 30, 2012		9,570,207	105,561	(2,175,978)	9,290	7,509,080

(1)	Dividend reinvestment plans

See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30			Six months ended June 30
(UNAUDITED) (Cdn$000s)	Notes	2013	2012	2013	2012
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income		72,332	287,430	70,720	283,542
Items not affecting cash
Other loss	16	13,338	42,895	9,678	46,585
Deferred tax expense		49,404	94,563	38,907	96,077
Share-based compensation	18	8,107	7,940	25,420	25,560
Depletion, depreciation and amortization		365,015	297,143	720,445	591,918
Accretion on decommissioning liability		3,321	2,780	6,465	5,152
Unrealized (gains) losses on derivatives	15, 20	(43,699)	(369,360)	34,476	(279,917)
Unrealized loss on foreign exchange	17	34,667	18,422	48,903	10,878
Decommissioning expenditures		(1,281)	(1,790)	(5,025)	(6,980)
Change in non-cash working capital	22	(38,010)	37,495	(27,556)	(54,450)
		463,194	417,518	922,433	718,365
INVESTING ACTIVITIES
Development capital and other expenditures		(262,714)	(240,572)	(800,226)	(720,412)
Capital acquisitions, net	7	(2,553)	(300,404)	(26,662)	(997,528)
Other long-term assets		(4,890)	(1,986)	(8,030)	74
Investments		-	107	-	344
Change in non-cash working capital	22	(61,417)	(110,540)	(41,082)	(60,386)
		(331,574)	(653,395)	(876,000)	(1,777,908)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(45)	(564)	(799)	577,365
Increase (decrease) in long-term debt		(47,244)	324,095	125,421	652,737
Cash dividends		(84,763)	(86,719)	(171,811)	(172,599)
Change in non-cash working capital	22	(106)	(456)	(11)	2,814
		(132,158)	236,356	(47,200)	1,060,317
Impact of foreign currency on cash balances		538	(479)	767	(774)
INCREASE IN CASH		-	-	-	-
CASH AT BEGINNING OF PERIOD		-	-	-	-
CASH AT END OF PERIOD		-	-	-	-

See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes (paid) recovered	5	408	(21)	408
Cash interest paid	(18,633)	(17,071)	(36,948)	(33,884)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS

The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.

Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2800, 111 – 5th Ave S.W., Calgary, Alberta, Canada, T2P 3Y6.

These interim consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors on August 7, 2013.

2.	BASIS OF PREPARATION

These interim consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2012 except as described in Note 3. The disclosures provided below are incremental to those included with the annual consolidated financial statements. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2012.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 7, 2013, the date the Board of Directors approved the statements.

The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point’s operations are aggregated into one reportable segment based on the similarities between the Company’s Canadian and U.S. operations.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013, the Company adopted the following IFRS:

•
IFRS 7 Financial Instruments: Disclosures – IFRS 7 was amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar agreements. The additional disclosures can be found in Note 20. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 10 Consolidated Financial Statements – IFRS 10 provides guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The Company reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change to the consolidation status of its subsidiaries.

•
IFRS 11 Joint Arrangements – IFRS 11 presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The Company reviewed its joint arrangements and determined that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements. The Company’s share of the assets, liabilities, revenues and expenses are recognized in the interim consolidated financial statements.

•
IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 aggregates and amends disclosure requirements included within other standards. The standard requires an entity to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The application of IFRS 12 had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 13 Fair Value Measurement – IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Effective January 1, 2014, the Company will adopt the following IFRS:

•
IAS 36 Impairment of Assets – IAS 36 was amended in May 2013 to require an entity to disclose the recoverable amount of an impaired Cash Generating Unit. The amendments require retrospective application and will be adopted by the Company on January 1, 2014. The Company is currently evaluating the impact of the amendments on the Company’s consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

4.      LONG-TERM INVESTMENTS

($000s)	June 30, 2013	December 31, 2012
Investments in public companies, beginning of period	28,314	101,657
Acquisitions and dispositions, net	-	(2,539)
Unrealized loss recognized in other loss	(8,031)	(70,804)
Investments in public companies, end of period	20,283	28,314

Investments in private companies, beginning of period	56,592	50,260
Acquisitions and dispositions, net	-	25,000
Unrealized loss recognized in other loss	(878)	(18,668)
Investments in private companies, end of period	55,714	56,592

Long-term investments	75,997	84,906

a)	Public Companies

The Company holds common shares and common share purchase warrants in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2013, the investments are recorded at a fair value of $20.3 million which is $83.6 million less than the original cost of the investments. At December 31, 2012, the investments were recorded at a fair value of $28.3 million which was $75.6 million less than the original cost of the investments.

b)	Private Companies

The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2013, the investments are recorded at a fair value of $55.7 million which is $11.3 million less than the original cost of the investments. At December 31, 2012, the investments were recorded at a fair value of $56.6 million which was $10.4 million less than the original cost of the investments.

5.      OTHER LONG-TERM ASSETS

($000s)	June 30, 2013	December 31, 2012
Reclamation fund	18,485	10,455
Other receivables	11,777	11,777
Other long-term assets	30,262	22,232

a)	Reclamation fund

The following table reconciles the reclamation fund:

($000s)	June 30, 2013	December 31, 2012
Balance, beginning of period	10,455	7,816
Contributions	14,917	18,079
Expenditures	(6,887)	(15,440)
Balance, end of period	18,485	10,455

b)	Other receivables

At June 30, 2013, the Company had investment tax credits of $11.8 million (December 31, 2012 – $11.8 million).

CRESCENT POINT ENERGY CORP.	6

6.      EXPLORATION AND EVALUATION ASSETS

($000s)	June 30, 2013	December 31, 2012
Exploration and evaluation assets at cost	1,645,939	1,700,442
Accumulated amortization	(764,023)	(619,685)
Net carrying amount	881,916	1,080,757

Reconciliation of movements during the period
Cost, beginning of period	1,700,442	1,242,573
Accumulated amortization, beginning of period	(619,685)	(376,210)
Net carrying amount, beginning of period	1,080,757	866,363

Net carrying amount, beginning of period	1,080,757	866,363
Acquisitions through business combinations, net	301	414,255
Additions	215,168	583,791
Dispositions	(1,443)	(1,239)
Transfers to property, plant and equipment	(293,196)	(530,835)
Amortization	(139,035)	(247,883)
Foreign exchange	19,364	(3,695)
Net carrying amount, end of period	881,916	1,080,757

Exploration and evaluation (“E&E”) assets consist of the Company’s undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company’s share of the cost of E&E assets. At June 30, 2013, $881.9 million remains in E&E assets after $293.2 million was transferred to property, plant and equipment (“PP&E”) following the determination of technical feasibility during the six months ended June 30, 2013 (year ended December 31, 2012 – $1.1 billion and $530.8 million, respectively).

Impairment test of exploration and evaluation assets

There were no indicators of impairment at June 30, 2013 and December 31, 2012.

7.      CAPITAL ACQUISITIONS AND DISPOSITIONS

In the six months ended June 30, 2013, the Company incurred $5.3 million (June 30, 2012 – $7.4 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.

Minor Property Acquisitions and Dispositions

Crescent Point completed minor property acquisitions and dispositions during the six months ended June 30, 2013 for net consideration of $22.1 million ($22.4 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools.

CRESCENT POINT ENERGY CORP.	7

8.      PROPERTY, PLANT AND EQUIPMENT

($000s)	June 30, 2013	December 31, 2012
Development and production assets	13,709,377	12,740,337
Corporate assets	24,538	22,843
Property, plant and equipment at cost	13,733,915	12,763,180
Accumulated depletion, depreciation and impairment	(3,026,069)	(2,443,312)
Net carrying amount	10,707,846	10,319,868

Reconciliation of movements during the period

Development and production assets
Cost, beginning of period	12,740,337	8,409,567
Accumulated depletion and impairment, beginning of period	(2,431,102)	(1,244,709)
Net carrying amount, beginning of period	10,309,235	7,164,858

Net carrying amount, beginning of period	10,309,235	7,164,858
Acquisitions through business combinations, net	25,935	2,838,778
Additions	591,943	1,008,973
Dispositions	(2,383)	(36,243)
Transfers from exploration and evaluation assets	293,196	530,835
Depletion	(579,637)	(1,004,321)
Impairment	-	(189,074)
Foreign exchange	59,006	(4,571)
Net carrying amount, end of period	10,697,295	10,309,235

Cost, end of period	13,709,377	12,740,337
Accumulated depletion and impairment, end of period	(3,012,082)	(2,431,102)
Net carrying amount, end of period	10,697,295	10,309,235

Corporate assets
Cost, beginning of period	22,843	17,109
Accumulated depreciation, beginning of period	(12,210)	(9,506)
Net carrying amount, beginning of period	10,633	7,603

Net carrying amount, beginning of period	10,633	7,603
Additions	1,661	5,740
Depreciation	(1,773)	(2,704)
Foreign exchange	30	(6)
Net carrying amount, end of period	10,551	10,633

Cost, end of period	24,538	22,843
Accumulated depreciation, end of period	(13,987)	(12,210)
Net carrying amount, end of period	10,551	10,633

At June 30, 2013, future development costs of $5.8 billion (December 31, 2012 – $5.7 billion) are included in costs subject to depletion.

Direct general and administrative costs capitalized by the Company during the six months ended June 30, 2013 were $17.2 million (year ended December 31, 2012 – $32.0 million), including $7.8 million of share-based compensation costs (year ended December 31, 2012 – $17.7 million).

CRESCENT POINT ENERGY CORP.	8

Impairment test of property, plant and equipment

There were no indicators of impairment at June 30, 2013.

9.      GOODWILL

($000s)	June 30, 2013	December 31, 2012
Goodwill, beginning of period	251,919	207,672
Wild Stream Exploration Inc. acquisition	-	24,022
Reliable Energy Ltd. acquisition	-	20,225
Goodwill, end of period	251,919	251,919

Goodwill has been assigned to the Canadian operating segment.

10.           LONG-TERM DEBT

The following table reconciles long-term debt:

($000s)	June 30, 2013	December 31, 2012
Bank credit facilities	473,469	653,123
Senior guaranteed notes	1,175,330	821,466
Long-term debt	1,648,799	1,474,589

a) Bank Credit Facilities

The Company has a syndicated unsecured credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $2.1 billion.

The credit facilities bear interest at the prime rate plus a margin based on a sliding scale ratio of the Company’s debt to EBITDA, adjusted for certain non-cash items. The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 10, 2016. The operating credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term out period should the lender not agree to an annual extension; the current conversion date is June 6, 2014. The combined credit facilities have covenants which restrict the Company’s ratio of debt to EBITDA, adjusted for certain non-cash items, to a maximum of 3.0:1.0 and the ratio of debt to capital, adjusted for certain non-cash items, to a maximum of 0.5:1.0. The Company is in compliance with all debt covenants at June 30, 2013.

The Company has letters of credit in the amount of $3.9 million outstanding at June 30, 2013.

The Company manages its credit facilities through a combination of bankers’ acceptance loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	9

b) Senior Guaranteed Notes

The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$983.0 million and Cdn$142.0 million. The notes are unsecured and rank pari passu with the Company’s bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company’s outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	June 30, 2013	December 31, 2012
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	50,000	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	39,420	37,309
US$52,000	April 14, 2016	3.93%	October 14 and April 14	54,662	51,735
US$67,500	March 24, 2017	5.48%	September 24 and March 24	70,956	67,156
US$31,000	April 14, 2018	4.58%	October 14 and April 14	32,587	30,842
US$20,000	June 12, 2018	2.65%	December 12 and June 12	21,024	-
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	7,000
US$68,000	May 22, 2019	3.39%	November 22 and May 22	71,482	67,653
US$155,000	March 24, 2020	6.03%	September 24 and March 24	162,936	154,209
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	86,199	81,582
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	25,000
US$200,000	May 22, 2022	4.00%	November 22 and May 22	210,240	198,980
Cdn$10,000	June 12, 2023	4.11%	December 12 and June 12	10,000	-
US$270,000	June 12, 2023	3.78%	December 12 and June 12	283,824	-
Senior guaranteed notes				1,175,330	821,466

Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into cross currency interest rate swaps (‘‘CCIRS’’) with a syndicate of financial institutions. To manage the Company’s foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 20 – “Financial Instruments and Derivatives”.

11.           DECOMMISSIONING LIABILITY

Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated future cash flows have been discounted using an average risk free rate of 3 percent and an inflation rate of 2 percent (December 31, 2012 – 2.5 percent and 2 percent, respectively).

The following table reconciles the decommissioning liability:

($000s)	June 30, 2013	December 31, 2012
Decommissioning liability, beginning of period	502,432	379,616
Liabilities incurred	12,317	18,919
Liabilities acquired through capital acquisitions	989	66,684
Liabilities disposed through capital dispositions	(725)	(9,497)
Liabilities settled	(5,025)	(12,096)
Revaluation of acquired decommissioning liabilities (1)	819	57,251
Change in estimated future costs	19,092	(9,690)
Change in discount rate	(30,263)	-
Accretion expense	6,465	11,245
Decommissioning liability, end of period	506,101	502,432

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

CRESCENT POINT ENERGY CORP.	10

12.           SHAREHOLDERS’ CAPITAL

Crescent Point has an unlimited number of common shares authorized for issuance.

	June 30, 2013		December 31, 2012
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of period	376,340,998	11,498,163	288,952,171	7,875,276
Issued for cash	-	-	48,784,500	2,036,908
Issued on capital acquisitions	-	-	21,311,081	919,351
Issued on redemption of restricted shares (1)	1,354,482	55,054	2,150,033	84,380
Issued pursuant to the dividend reinvestment plans	8,401,957	302,154	13,504,479	523,946
Common shares, end of period	386,097,437	11,855,371	374,702,264	11,439,861
Cumulative share issue costs, net of tax	-	(191,086)	-	(190,693)
To be issued pursuant to the dividend reinvestment plans	1,764,806	60,933	1,638,734	58,302
Total shareholders’ capital, end of period	387,862,243	11,725,218	376,340,998	11,307,470

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

13.           DEFICIT

($000s)	June 30, 2013	December 31, 2012
Accumulated earnings	980,193	909,473
Accumulated tax effect on redemption of restricted shares	8,672	8,666
Accumulated dividends	(4,208,870)	(3,673,971)
Deficit	(3,220,005)	(2,755,832)

14.           CAPITAL MANAGEMENT

The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	June 30, 2013	December 31, 2012
Long-term debt	1,648,799	1,474,589
Working capital deficiency (1)	227,620	287,911
Unrealized foreign exchange loss on translation of US dollar senior guaranteed notes	(51,079)	(2,176)
Net debt	1,825,340	1,760,324
Shareholders’ equity	8,660,584	8,653,114
Total capitalization	10,485,924	10,413,438

(1)	Working capital deficiency is calculated as current liabilities less current assets, less long-term investments, excluding derivative asset and liability.

Crescent Point’s objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, stability to dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.

Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as current liabilities plus long-term debt less current assets, less long-term investments, excluding derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Crescent Point’s objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times. This metric is used to measure the Company’s overall debt position and measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company’s net debt to funds flow from operations ratio at June 30, 2013 was 1.0 times (December 31, 2012 – 1.1 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.

CRESCENT POINT ENERGY CORP.	11

Crescent Point strives to provide stability to its dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.

Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at June 30, 2013.

15.           DERIVATIVE GAINS (LOSSES)

	Three months ended June 30		Six months ended June 30
($000s)	2013	2012	2013	2012
Realized losses	(8,517)	(6,956)	(12,956)	(31,920)
Unrealized gains (losses)	43,699	369,360	(34,476)	279,917
Derivative gains (losses)	35,182	362,404	(47,432)	247,997

16.           OTHER LOSS

	Three months ended June 30		Six months ended June 30
($000s)	2013	2012	2013	2012
Unrealized loss on long-term investments	(12,545)	(70,616)	(8,909)	(74,308)
Gain on the sale of marketable securities	-	-	-	2
Gain on sale of long-term investments	-	472	-	472
Gain on disposition of assets	-	27,249	-	27,249
Other loss	(793)	-	(769)	-
Other loss	(13,338)	(42,895)	(9,678)	(46,585)

17.           FOREIGN EXCHANGE LOSS

	Three months ended June 30		Six months ended June 30
($000s)	2013	2012	2013	2012
Realized
Foreign exchange loss on cross currency interest rate swaps	(1,538)	(481)	(2,058)	(1,311)
Other foreign exchange gain	416	366	1,014	255
Unrealized
Foreign exchange loss on translation of US dollar senior guaranteed notes	(34,667)	(18,422)	(48,903)	(10,878)
Other foreign exchange gain (loss)	125	(202)	(278)	67
Foreign exchange loss	(35,664)	(18,739)	(50,225)	(11,867)

CRESCENT POINT ENERGY CORP.	12

18.           SHARE-BASED COMPENSATION

Restricted Share Bonus Plan

The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.

Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.

Deferred Share Unit Plan

The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.

The following table reconciles the number of restricted shares and DSUs for the six months ended June 30, 2013:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	3,366,492	51,318
Granted	892,202	1,830
Redeemed	(1,361,696)	-
Forfeited	(80,102)	-
Balance, end of period	2,816,896	53,148

For the six months ended June 30, 2013, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $33.2 million (June 30, 2012 – $36.7 million), of which $7.8 million was capitalized (June 30, 2012 – $11.1 million).

19.           PER SHARE AMOUNTS

The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Weighted average shares – basic	383,536,286	321,420,778	380,953,951	308,906,508
Dilutive impact of restricted shares	1,547,548	2,360,814	1,467,176	2,424,094
Weighted average shares – diluted	385,083,834	323,781,592	382,421,127	311,330,602

20.           FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company’s financial assets and liabilities are comprised of accounts receivable, long-term investments, the reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, cash dividends payable and long-term debt.

Crescent Point’s derivative assets and liabilities are transacted in active markets. Crescent Point’s long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 –Values are based on prices or valuation techniques that are not based on observable market data.

Accordingly, Crescent Point’s derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used, whether the applicable company is publicly traded or private, and whether the investment is comprised of common shares or common share purchase warrants. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Crescent Point’s valuation of investments in private companies is based primarily on recent trading activity in the relevant company’s common shares. Crescent Point validates these valuations using a variety of peer comparison metrics and industry data. The Company’s finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 4 for changes in the Company’s Level 3 investments.

CRESCENT POINT ENERGY CORP.	13

Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:

a) Carrying Amount and Fair Value of Financial Instruments

The fair value of accounts receivable, reclamation fund, accounts payable and accrued liabilities and cash dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of bank indebtedness is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

The following table summarizes the recurring fair value measurement information for financial assets and liabilities as of June 30, 2013:

($000s)	June 30, 2013 Carrying Value	June 30, 2013 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Derivatives	65,211	65,211	-	65,211	-
Long-term investments (1)	75,997	75,997	20,278	5	55,714
	141,208	141,208	20,278	65,216	55,714
Financial liabilities
Derivatives	61,821	61,821	-	61,821	-
Senior guaranteed notes (2)	1,175,330	1,214,658	-	-	-
	1,237,151	1,276,479	-	61,821	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

The following table summarizes the recurring fair value measurement information for financial assets and liabilities as of December 31, 2012:

($000s)	December 31, 2012 Carrying Value	December 31, 2012 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Derivatives	61,698	61,698	-	61,698	-
Long-term investments (1)	84,906	84,906	28,241	73	56,592
	146,604	146,604	28,241	61,771	56,592
Financial liabilities
Derivatives	23,832	23,832	-	23,832	-
Senior guaranteed notes (2)	821,466	894,756	-	-	-
	845,298	918,588	-	23,832	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Investment in marketable securities

In March 2012, the Company disposed of its investment in marketable securities for proceeds of $0.6 million, resulting in a realized gain of less than $0.1 million recognized in net income.

CRESCENT POINT ENERGY CORP.	14

Derivative assets and liabilities

Derivative assets and liabilities arise from the use of derivative contracts. The Company’s derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

The following table summarizes the fair value as at June 30, 2013 and the change in fair value for the six months ended June 30, 2013:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of period	43,337	(8,518)	2,840	207	37,866
Unrealized change in fair value	(71,970)	810	36,330	354	(34,476)
Derivative assets / (liabilities), end of period	(28,633)	(7,708)	39,170	561	3,390

Derivative assets, end of period	21,342	-	43,308	561	65,211
Derivative liabilities, end of period	(49,975)	(7,708)	(4,138)	-	(61,821)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.

The following table summarizes the fair value as at December 31, 2012 and the change in fair value for the year ended December 31, 2012:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	(131,256)	(15,575)	(582)	21	(147,392)
Acquired through capital acquisitions	(466)	-	-	-	(466)
Unrealized change in fair value	175,059	7,057	3,422	186	185,724
Derivative assets / (liabilities), end of year	43,337	(8,518)	2,840	207	37,866

Derivative assets, end of year	52,430	-	9,059	209	61,698
Derivative liabilities, end of year	(9,093)	(8,518)	(6,219)	(2)	(23,832)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.

Offsetting Financial Assets and Liabilities

Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company’s financial derivatives by contract that are offset on the balance sheet as at June 30, 2013 and December 31, 2012:

	June 30, 2013			December 31, 2012
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	78,972	(75,582)	3,390	76,192	(38,326)	37,866
Amount offset	(13,761)	13,761	-	(14,494)	14,494	-
Net amount	65,211	(61,821)	3,390	61,698	(23,832)	37,866

CRESCENT POINT ENERGY CORP.	15

b) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.

Market Risk

Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.

Commodity Price Risk

The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

Crude oil – To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at June 30, 2013, Crescent Point had committed, on a term contract basis, to deliver an average of 15,764 bbl/d of crude oil on railways from July 2013 to June 2014.

Natural gas – To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.

Power – To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.

The following table summarizes the sensitivity of the fair value of the Company’s derivative positions as at June 30, 2013 and June 30, 2012 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially could have resulted in unrealized gains (losses) impacting income before tax as follows:

($000s)	Impact on Income Before Tax Three and six months ended June 30, 2013		Impact on Income Before Tax Three and six months ended June 30, 2012
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(255,329)	250,209	(233,432)	236,969
Natural gas	(4,077)	4,077	(1,030)	1,030
Power	240	(240)	435	(435)
Differential
Crude oil	60	(60)	-	-

Interest Rate Risk

The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the three and six months ended June 30, 2013, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $0.7 million and $1.4 million, respectively, impact on income before tax.

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at June 30, 2013 and June 30, 2012 with all other variables held constant:

($000s)	Impact on Income Before Tax Three and six months ended June 30, 2013		Impact on Income Before Tax Three and six months ended June 30, 2012
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	556	(556)	936	(936)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As the Company operates in North America, fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.

CRESCENT POINT ENERGY CORP.	16

Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

The Company partially mitigates its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.

The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at June 30, 2013 and June 30, 2012 with all other variables held constant:

($000s)	Exchange Rate	Impact on Income Before Tax Three and six months ended June 30, 2013		Impact on Income Before Tax Three and six months ended June 30, 2012
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	(1,152)	1,152	(2,536)	2,536
US dollar senior guaranteed notes	Period End	103,333	(103,333)	70,624	(70,624)
Cross currency interest rate swaps	Forward	(114,854)	114,854	(78,718)	78,718
Cross currency principal swaps	Forward	(3,233)	3,233	(2,400)	2,400

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company’s financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company’s credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.

To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 30 percent of the Company’s physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.

Less than 3 percent of the Company’s accounts receivable balance at June 30, 2013 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.

Liquidity Risk

The timing of undiscounted cash outflows relating to the financial liabilities outstanding at June 30, 2013 is outlined in the table below:

($000s)	1 year	2 years	3 years	> 3 years	Total
Accounts payable and accrued liabilities	620,071	-	-	-	620,071
Cash dividends payable	27,869	-	-	-	27,869
Derivative liabilities (1)	49,775	4,277	512	-	54,564
Senior guaranteed notes (2)	56,094	144,381	101,753	1,204,212	1,506,440
Bank credit facilities (3)	-	-	473,469	-	473,469

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 14, Crescent Point targets an average net debt to funds flow from operations ratio of approximately 1.0 times.

In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At June 30, 2013, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.6 billion, including $3.9 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.

CRESCENT POINT ENERGY CORP.	17

Included in the Company’s bank credit facilities balance of $473.5 million at June 30, 2013 (December 31, 2012 – $653.1 million) are obligations of $460.0 million (December 31, 2012 – $400.0 million) of bankers’ acceptances, obligations of $16.2 million (December 31, 2012 – $257.3 million) for borrowings under the operating and syndicated prime loans, partially offset by prepaid credit facility renewal fees of $1.8 million (December 31, 2012 – $3.2 million) and prepaid interest on bankers’ acceptances of $0.9 million (December 31, 2012 – $1.0 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

c) Derivative Contracts

The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal contracts and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.

The following is a summary of the derivative contracts in place as at June 30, 2013:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)				Average Collar Bought Put Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Put Premium ($/bbl)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)
2013 July – December	51,800	94.70	102.12	86.41	92.89	5.24
2014	40,492	95.61	102.79	88.08	93.60	3.60
2015	22,750	92.14	97.60	87.41	-	-
2016 January – September	6,327	90.39	-	-	-	-

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2013 July – December	500	Basis Swap	MSW	(7.00)

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2013 July – December	16,668	3.56
2014	14,493	3.54
2015	12,663	3.55
2016 January – March	6,000	3.72

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar
Term	Contract	Volume (MW/h)	Fixed Rate ($/MW/h)
2013 July – December	Swap	3.0	53.00
2014	Swap	3.0	75.00

Foreign Exchange Forward Contracts
Settlement Date	Contract	Amount (US$)	Cdn$/US$
July 1, 2013	Forward Purchase	5,000,000	0.9991
October 1, 2013	Forward Purchase	6,000,000	1.0020

CRESCENT POINT ENERGY CORP.	18

Financial Interest Rate Derivative Contracts – Canadian Dollar
Term	Contract	Notional Principal ($)	Fixed Annual Rate (%)
July 2013 – May 2015	Swap	25,000,000	2.90
July 2013 – May 2015	Swap	25,000,000	3.50
July 2013 – May 2015	Swap	50,000,000	3.09
July 2013 – June 2015	Swap	50,000,000	3.78
July 2013 – July 2015	Swap	50,000,000	3.63

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
July 2013 – March 2015	Swap	37,500,000	4.71	38,287,500	5.24
July 2013 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
July 2013 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
July 2013 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
July 2013 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
July 2013 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
July 2013 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
July 2013 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
July 2013 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
July 2013 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000

Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

21.           RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amount.

During the three and six months ended June 30, 2013, Crescent Point recorded $0.3 million and $0.5 million, respectively, (June 30, 2012 – $0.6 million and $1.0 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company’s corporate secretary. Crescent Point also recorded $0.1 million and $0.3 million during the three and six months, respectively, ended June 30, 2013, (June 30, 2012 – less than $0.1 million and $0.3 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

CRESCENT POINT ENERGY CORP.	19

22.           SUPPLEMENTAL DISCLOSURES

Cash Flow Statement Presentation

	Three months ended June 30		Six months ended June 30
($000s)	2013	2012	2013	2012
Operating activities
Changes in non-cash working capital:
Accounts receivable	6,137	57,453	(49,381)	57,873
Prepaids and deposits	196	(748)	1,542	153
Accounts payable and accrued liabilities	(44,343)	(19,210)	20,283	(112,476)
	(38,010)	37,495	(27,556)	(54,450)
Investing activities
Changes in non-cash working capital:
Accounts receivable	12,819	7,966	16,347	12,235
Accounts payable and accrued liabilities	(74,236)	(118,506)	(57,429)	(72,621)
	(61,417)	(110,540)	(41,082)	(60,386)
Financing activities
Changes in non-cash working capital:
Cash dividends payable	(106)	(456)	(11)	2,814

23.           GEOGRAPHICAL DISCLOSURE

As at June 30, 2013, Crescent Point’s non-current assets related to the U.S. foreign operations is $1.6 billion (December 31, 2012 – $1.3 billion). For the three and six months ended June 30, 2013, Crescent Point’s oil and gas revenue related to the U.S. foreign operations is $77.6 million and $145.6 million, respectively (June 30, 2012 – $10.0 million and $16.8 million, respectively).

CRESCENT POINT ENERGY CORP.	20

Directors

Peter Bannister, Chairman (1) (3) (4)

Ken Cugnet (3) (4) (5)

Hugh Gillard (1) (2) (5)

Gerald Romanzin (1) (2) (3)

Scott Saxberg (4)

Greg Turnbull (2) (5)

(1) Member of the Audit Committee of the Board of Directors

(2) Member of the Compensation Committee of the Board of Directors

(3) Member of the Reserves Committee of the Board of Directors

(4) Member of the Health, Safety and Environment Committee of the Board of Directors

(5) Member of the Corporate Governance and Nominating Committee

Officers

Scott Saxberg
President and Chief Executive Officer

Greg Tisdale
Chief Financial Officer

C. Neil Smith
Chief Operating Officer

Dave Balutis
Vice President, Exploration

Brad Borggard
Vice President, Corporate Planning

Derek Christie
Vice President, Geosciences

Ryan Gritzfeldt
Vice President, Engineering East

Ken Lamont
Vice President, Finance and Treasurer

Tamara MacDonald
Vice President, Land

Trent Stangl
Vice President, Marketing and Investor Relations

Steve Toews
Vice President, Engineering West

Mark Eade
Corporate Secretary

Head Office

Suite 2800, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020

Banker

The Bank of Nova Scotia
Calgary, Alberta

Auditor

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP
Calgary, Alberta

Evaluation Engineers

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

Registrar and Transfer Agent

Investors are encouraged to contact
Crescent Point’s Registrar and Transfer
Agent for information regarding their security holdings:

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900

Stock Exchange

Toronto Stock Exchange – TSX

Stock Symbol

CPG

Investor Contacts

Scott Saxberg
President and Chief Executive Officer
(403) 693-0020

Greg Tisdale
Chief Financial Officer
(403) 693-0020

Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	21